Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 000-26387


PRESS RELEASE

Be Incorporated Reports Third Quarter Results
Company Awaits Stockholder Approval of Special Meeting Resolutions

MENLO PARK, Calif.--October 25, 2001--Be Incorporated (Nasdaq: BEOS) today reported financial results for the quarter ended September 30, 2001.

Net revenues for the third quarter of 2001 were $1,135,000. Revenues for the quarter were primarily attributable to fees received from Palm, Inc. for revenue-related consulting services performed under a funding agreement that was entered into August 16, 2001, contemporaneously with the execution and delivery of the asset purchase agreement among Be, Palm and ECA Subsidiary Acquisition Corporation.

The Company reported a net loss for the quarter of $0.09 per share excluding non-cash expenses associated with the amortization of deferred compensation. The Company had previously reported a comparable net loss of $0.10 per share for the second quarter and a net loss of $0.12 per share for the third quarter of last year. Including non-cash expenses associated with the amortization of deferred compensation, net loss per share for the third quarter this year was $0.07 per share.

On October 9, 2001, the Company announced that a Special Meeting of its stockholders would be held on November 12, 2001. Be's stockholders are being asked to vote on (1) the proposed sale of substantially all of Be's intellectual property and other technology assets to ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm, Inc., and (2) the subsequent plan of dissolution for Be.

Be's management and board of directors urge Be's stockholders to vote FOR each of the proposals as soon as possible. Both proposals need to be approved by a majority of the outstanding shares of common stock. Stockholders who fail to return their proxy cards or fail to vote via phone or the internet will have the same effect as voting AGAINST the asset sale and the dissolution. If either the asset sale or the dissolution is not approved, it is likely that Be will file for, or will be forced to resort to, bankruptcy protection.
The prospectus/proxy statement was mailed on or about October 10, 2001 to Be stockholders of record on October 4, 2001. If you encounter any problems or need assistance with voting your shares, please call our proxy solicitor, Kevin Schwicardi with N.S. Taylor & Associates, Inc., toll free 1.866.470.4300 or collect 1.207.564.8700.


About Be

Founded in 1990, Be Inc. creates software solutions that enable rich media and Web experiences on personal computers and Internet appliances. Be's headquarters are in Menlo Park, California. It is publicly traded on the Nasdaq National Market under the symbol BEOS. Be can be found on the Web at http://www.be.com.

                                     # # #


Forward Looking Statements

Statements contained in this Press Release that are not historical facts are "forward-looking statements" including without limitation statements regarding the future operating results of Be Incorporated. Actual events or results may differ materially as a result of risks facing Be Incorporated or actual results differing from the assumptions underlying such statements. All forward-looking statements are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in Be Incorporated's Annual Report on Form 10-K for the year ended December 31, 2000, and other public filings with the Securities and Exchange Commission.

                                     # # #

Stockholders of Be Incorporated are urged to read the prospectus/proxy statement when they receive it and any other relevant documents filed with the Securities and Exchange Commission ("SEC") by Be Incorporated and Palm, Inc. because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number: Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: 1.650.462.4100. Please read the prospectus/proxy statement carefully before making a decision concerning the dissolution of Be and the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the prospectus/proxy statement.



                                 BE INCORPORATED
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands, except per share amounts)


                               Three Months Ended   Nine Months Ended
                                   September 30,      September 30,
                                 2001      2000       2001      2000

 Net revenues                  $ 1,135   $    68    $ 1,950   $   464
 Cost of revenues                1,765       216      2,336       770
                               -------   -------    -------   -------
 Gross profit (loss)              (630)     (148)      (386)     (306)

 Operating expenses:
  Research and development       1,398     2,088      6,053     6,079
  Sales and marketing              110     1,422      2,221     5,576
  General and administrative     1,121       880      3,501     2,669
  Restructuring charge              -         -         450        -
  Amortization of deferred
   stock compensation             (516)      507       (185)    2,197
                                -------    ------    -------   -------
 Total operating expenses        2,113     4,897     12,040    16,521
                                -------    ------    -------   -------
 Loss from operations           (2,743)   (5,045)   (12,426)  (16,827)

 Other income, net                  19       274        249       937
                                -------    ------    -------   -------
 Net Loss                      $(2,724)  $(4,771)  $(12,177) $(15,890)
                               ========   =======    =======   =======
Basic and diluted net
 loss per share                $ (0.07)    (0.13)   $ (0.33)  $ (0.45)
                               ========   =======    =======   =======
 Shares used to compute
  basic and diluted net
  loss per share                36,630    35,722     36,430    35,406
                               ========   =======    =======   =======
 Net loss per share excluding
  restructuring charge and
  amortization of deferred
  compensation                 $ (0.09)  $ (0.12)   $ (0.33)  $ (0.39)
                                =======   =======    =======   =======






                                 BE INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                     September 30,      December 31,
ASSETS                                    2001            2000

                                          ----             ----
Current assets:
 Cash, cash equivalents
    and short term investments         $  2,098         $ 14,057
 Accounts receivable, net                    74               26
 Prepaid expenses and other                 577              549
                                      -------------    -------------
Total current assets                      2,749           14,632

Property and equipment, net                 248              391
Other assets                                 24            1,048
                                      -------------    -------------

Total Assets                           $  3,021         $ 16,071
                                      =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                       $   111          $   362
 Accrued expenses                           621            1,502
 Technology license obligations             432              454
 Deferred revenue                            64              109
                                       -------------    ------------
Total current liabilities                 1,228            2,427
Technology license obligations              244              320
Total stockholders' equity                1,549           13,324
                                       -------------    ------------

Total Liabilities and
 Stockholders' Equity                  $  3,021         $ 16,071
                                      =============    =============


For more information contact:
Be Incorporated
Guillaume Perrotin,
Corporate Controller
650/462-4100
investors@be.com